
RECEIVED
JUL 2 2010



10031575

AB 7/7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8- 30832

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/09 (MM/DD/YY) AND ENDING 3/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Boston Capital Securities, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Boston Place
(No. and Street)

Boston	MA	02108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc Teal 617-624-8820
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reznick Group
(Name – *if individual, state last, first, middle name*)

7700 Old Georgetown Rd., Ste 400	Bethesda	MD	20814-6224
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 7/7

OATH OR AFFIRMATION

I, Marc Teal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Boston Capital Securities, Inc., as of March 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JULIE A. NADEAU
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
January 13, 2017

Signature

SVP/CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Reznick Group
ACCOUNTING • TAX • BUSINESS ADVISORY

Reznick Group, P.C.
7700 Old Georgetown Road
Suite 400
Bethesda, MD 20814-6224
Tel: (301) 652-9100

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Shareholder
Boston Capital Securities, Inc.
One Boston Place
Boston, Massachusetts 02108

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2010, which were agreed to by Boston Capital Securities, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Boston Capital Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Boston Capital Securities, Inc.'s management is responsible for Boston Capital Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records (copy of check and general ledger detail report) noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2010, noting the following difference:

    a. The Company's SIPC general assessment for the fiscal year ended March 31, 2010 in the amount of $5,650.23 and related interest penalty on late payment of $97.57 were not accrued by the Company as of March 31, 2010. As such, the accruals and expenses reported in the audited Form X-17A-5 for the year ended March 31, 2010 do not include an accrual or expense for the general assessment and penalties due at March 31, 2010 per the Form SIPC-7.



Reznick Group

ACCOUNTING • TAX • BUSINESS ADVISORY

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. No adjustments were included in the Form SIPC-7 and no adjustments appeared to be applicable, therefore we noted no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Reznick Group, P.C.

Bethesda, Maryland
June 25, 2010

SIPC-7
(32-REV 6/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended March 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(32-REV 6/10)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Boston Capital Securities, Inc.
One Boston Place
Suite 2100
Boston, MA 02108

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Marc Teal 617-624-8820

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 5,650.23

B. Less payment made with SIPC-6 filed (exclude interest) (1,171.53)

6/22/10
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 4,478.70

E. Interest computed on late payment (see instruction E) for 23 days at 20% per annum 56.44

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,535.14

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,535.14

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Boston Capital Securities, Inc.
(Name of Corporation, Partnership or other organization)

Marc Teal
(Authorized Signature)

SVP / CFO
(Title)

Dated the 21st day of June, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending March 31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,260,090

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 2,260,090

2e. General Assessment @ .0025 $ 5,650.23

(to page 1 but not less than $150 minimum)


Reznick
Group
ACCOUNTING • TAX • BUSINESS ADVISORY

INDEPENDENT ACCOUNTANTS' REPORT ON
APPLYING AGREED-UPON PROCEDURES

BOSTON CAPITAL SECURITIES, INC.

MARCH 31, 2010